

April 22, 2024

Eyal Barad
Chief Executive Officer
CNBX Pharmaceuticals Inc.
#3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

> **Re: CNBX Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2023**
> **Filed November 30, 2023**
> **File No. 000-52403**

Dear Eyal Barad:

We have reviewed your April 10, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2024 letter.

Correspondence filed April 10, 2024

Fair Value of Financial Instruments, page 9

1. We reiterate our comment number 4. Please clarify to us the accounting treatment and basis thereof for the convertible loans. In this regard, please address the following:
    - You state on page F-10 that the financial instrument liabilities are considered level 3 and the fair values of your financial instruments approximate their historical carrying amount. However, on page F-19 you disclose there was a loss from convertible loan valuation for the periods presented.
    - If the conversion terms resulted in derivative accounting treatment under ASC 815, please clarify.
    - If you are recording the convertible loans at fair value pursuant to ASC 820, please tell us why there does not appear to be any change in fair value in the three months ended November 30, 2023 based on the disclosure on page 29 of the 10-Q.

Results of Operations, page 51

2. Refer to our prior comment number 2. Please provide us a quantitative and qualitative discussion relating to the reasons for the significant increase in line items on the Statements of Operations. For example, clarify why the convertible loan valuation expense was significantly higher in the year ended August 31, 2022 compared to the year ended August 31, 2023.

Item 9A. Controls and procedures
Management's Report on Internal Control over Financial Reporting, page 55

3. We have reviewed your response to comment 3, but continue to believe that the Form 10-K should be amended to include management's assessment of your internal controls over financial reporting as of August 1, 2023. The reference on page 56 relates only to changes in internal controls and does not state if the company's internal controls were effective at the end of the period.

Note 2- Summary of Significant Accounting Policies Revenue recognition, page F-9

4. You state in your response to comment 5 that the revenue was a short-term agreement with another pharmaceutical company that included utilizing some of your laboratory space, and equipment. Tell us why some of the amount recorded as revenue should not have been recorded as leasing income under ASC 842. If you conclude a portion should be leasing income, tell us why your financial statements should not be revised pursuant to ASC 250. In your response, please address Staff Accounting Bulletin 99, Materiality, and tell us if the change would impact management's assessment of internal controls. Also, if ASC 842 applies, provide us, and confirm you will provide in future filings, your accounting policy for leases.

Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences